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                     COMMUNICATION CABLE, INC.
 CORPORATE OFFICE PO BOX 1757   SANFORD, NC 27331 USA   (919) 775-7775
                        FAX (919) 776-5601

                   (Logo of CCI appears here)

FOR IMMEDIATE RELEASE

                PRESS RELEASE - DECEMBER 12, 1995

Communication Cable, Inc., (NASDAQ Symbol - "CABL"), a specialty electronic wire and cable manufacturer, made announcements today in connection with a Tender Offer from Kuhlman Corporation of Savannah, Georgia, received by the Company on November 29, 1995, for all outstanding shares of the Company, at a price of $12.00 per share and in connection with an indication of interest received by the Board of Directors on the morning of December 8, 1995 from a third party.

The third party expressed an interest in acquiring the Company at a stated estimate of $12.25 - $13.00 per share in the context of a proposed merger. That indication is not binding and is subject to a number of conditions, including due diligence investigation.

With respect to the Kuhlman tender offer, the Board considered a tentative fairness opinion from Interstate/Johnson Lane indicating that the offer price of $12.00 per share was fair. The Board, considering relevant factors, including the third party communication, unanimously determined that it was unable to take a position with respect to the Kuhlman offer at the present time.

At the request of Kuhlman and in accordance with the North Carolina Control Share Act, the Board also set the date for the special meeting of shareholders for January 18, 1995, or such later date as may be required for timing purposes, with a record date of December 15, 1995.

As noted in the Company's previous press release of November 29, 1995, Mr. James R. Fore, President and CEO of the Company, made an agreement with Kuhlman on November 20, 1995, by the terms of which Kuhlman would acquire all of Mr. Fore's CCI stock at $12.00 per share, entering into an employment agreement on the same date providing for Mr. Fore's employment with Kuhlman for up to three years following Kuhlman's acquisition of CCI. Mr. Fore abstained on the Board's action with respect to the Company's response in its Schedule 14D-9.

NASDAQ/NMS symbol CABL              Contact:    James R. Fore
Telephone:  919-775-7775                        President
Fax:        919-776-5601                        William B. Cooper
                                                Secretary-Treasurer